April 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Newberry, Mary Mast, Doris Stacey Gama and Joe McCann

Re:	ReShape Lifesciences Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 14, 2025
File No. 333-282459

Ladies and Gentlemen:

ReShape Lifesciences Inc. (the “Company,” “ReShape,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 31, 2025, relating to the Amendment No. 2 to Registration Statement on Form S-4 filed January 14, 2025 by the Company (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being submitted via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 3. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 3.

Our responses are as follows:

Amendment No. 2 to Registration Statement on Form S-4

Certain U.S. Federal Income Tax Consequences, page 140

1.	We refer to the short-form opinion filed as Exhibit 8.2. Please revise to indicate that the disclosure in the prospectus regarding the U.S. federal income tax consequences of the Merger or Asset Sale to U.S. Holders of ReShape Shares represents the opinion of Fox Rothschild LLP. For guidance regarding short-form tax opinions, please refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of Amendment No. 3 and filed an updated opinion of Fox Rothschild LLP as Exhibit 8.2.

2.	With reference to page 3 of the long-form tax opinion filed as Exhibit 8.1, please revise the prospectus disclosure on pages 21, 101, and 141 to clarify that it is the opinion of Sichenzia Ross Ference Carmel LLP (“SRFC”) that the Exchange will be treated as a reorganization under Code section 368(a)(1)(a) and that under Code section 354 of the Code no gain or loss will be recognized by the U.S. Holders of Vyome stock as a result of the Merger. Also disclose that SRFC’s tax opinion is presented in Exhibit 8.1 to the registration statement. For guidance regarding longform tax opinions, please refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Because of the economic substance issue arising under the Section 368(a)(1) reorganization (from the issuance of Vyome India shares), an issue which is addressed extensively in the opinion, SRFC cannot, without some elaboration, make the definitive statements requested by the SEC on pages 21 and 102. Accordingly, the discussion on pages 21 and 102 (and on page 141) recites that (i) it is SRFC’s opinion that the Merger qualifies under Section 368(a)(1) and is tax free under Section 354 and (ii) the opinion is based on the favorable resolution of the economic substance issue and it is SRFC’s opinion that that issue is also resolved favorably.

Vyome’s Executive Compensation, page 210

3.	Please provide executive compensation information, where applicable, for the fiscal year ended 12/31/2024 for both Vyome and ReShape.

In response to the Staff’s comment, the Company has updated the disclosure beginning on page 236 regarding ReShape’s executive compensation and the disclosure beginning on page 245 regarding Vyome’s executive compensation for the fiscal year ended 12/31/2024.

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Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Brett Hanson of Fox Rothschild LLP, at (612) 607-7330.

Sincerely,

/s/ Paul Hickey

Paul Hickey

cc:	Brett Hanson, Fox Rothschild LLP